Exhibit 12

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

TENCENT HOLDINGS LIMITED

 (Incorporated in the Cayman Islands with limited liability)

(Stock Code: 700)

PAYMENT OF SPECIAL INTERIM DIVIDEND BY WAY OF

DISTRIBUTION IN SPECIE OF SHARES IN JD.COM, INC.

Reference is made to the announcement of Tencent Holdings Limited (the “Company”) dated 23 December 2021 (the “Distribution Announcement”) in relation to the declaration of a special interim dividend in the form of a distribution in specie of a majority of the Class A ordinary shares of JD.com indirectly held by the Company.

Unless otherwise defined herein, capitalised terms used in this announcement shall have the same meanings as those defined in the Distribution Announcement.

DISPATCH OF SHARE CERTIFICATES AND CCASS SETTLEMENT

The Board is pleased to announce that share certificates of the relevant JD.com Shares in respect of the distributions to the Qualifying Shareholders were dispatched to the Qualifying Shareholders at their respective addresses shown on the register of members of the Company by post or delivery service at their risk on Friday, 25 March 2022 (Hong Kong time) (the “Share Certificate Dispatch Date”). While the share certificates have been dispatched on the Share Certificate Dispatch Date, there may potentially be a delay in the actual receipt of the share certificates due to possible disruption of postal or delivery service as a result of the latest pandemic situation.

Investors holding Shares through CCASS Participants are expected to receive the JD.com Shares through their respective stockbrokers or custodians or through their CCASS Investor Participant stock accounts following the dispatch of the share certificates of the JD.com Shares and subject to compliance with the applicable Regulation S requirements. Such investors should seek the advice of their respective stockbrokers or other professional advisers in case of doubt.

By accepting any JD.com Shares as a Qualifying Shareholder in the Distribution in Specie, you will be deemed to have acknowledged, represented to and agreed with the Company and JD.com the matters as set out under the section headed “Restrictions on sales of the JD.com Shares in the US for 40 days after the Distribution in Specie” in the Distribution Announcement.

CASH-IN-LIEU PAYMENTS AND DISPATCH OF CHEQUES

The Company has determined that the cash-in-lieu payments in respect of all fractional entitlements and in respect of all distributions to Non-Qualifying Shareholders will be funded by disposing of the corresponding JD.com Shares by the Company or its agent in the market as soon as practicable on or after the Share Certificate Dispatch Date. For such purpose, a total of 436 JD.com Shares shall be disposed of in the market. Such disposal has been completed on 25 March 2022. Proceeds of the disposal, after deduction of expenses and duties where applicable, will be distributed in Hong Kong dollars to the relevant Shareholders on a pro rata basis according to their respective entitlements, except that net proceeds of less than HK$100 will not be distributed and will be retained for the benefit of the Company.

Dispatch of cheques

Cheques representing the cash-in-lieu payments are expected to be sent to the relevant Shareholders at their respective addresses shown on the register of members of the Company by post or delivery service at their risk within fourteen (14) days after the Share Certificate Dispatch Date. There may potentially be a delay in the actual receipt of the cheques due to possible disruption of postal or delivery service as a result of the latest pandemic situation. In the absence of bad faith or wilful default, none of the Company nor any broker, agent or intermediary involved in the disposal of the JD.com Shares or posting of the cheques shall have any liability for any loss whatsoever arising from these arrangements.

SHAREHOLDING PERCENTAGE IN JD.COM AFTER COMPLETION OF THE DISTRIBUTION IN SPECIE

Immediately following the completion of the Distribution in Specie, the Group’s shareholding percentage in JD.com will be reduced to approximately 2.3% (based on the total number of issued shares of JD.com as at 31 December 2021).

ODD LOT MATCHING SERVICE

The Company has, at its own costs, appointed BOCI Securities Limited to provide matching service for sale and purchase of odd lots of the JD.com Shares, on a best effort basis, to those Qualifying Shareholders entitled to the Distribution in Specie (if they are not Stock Connect Investors) who wish to acquire odd lots of the JD.com Shares to make up a full board lot, or to dispose of their odd lots of the JD.com Shares. Qualifying Shareholders who wish to utilise the service should contact BOCI Securities Limited at (852) 2718 9663, or at 18/F Grand Millennium Plaza, 181 Queen’s Road Central, Hong Kong during the period from 9:00 a.m. on Friday, 25 March 2022 to 4:00 p.m. on Monday, 25 April 2022, both days inclusive. Holders of odd lots of the JD.com Shares should note that successful matching of such sale and purchase is not guaranteed.

OVERVIEW OF CERTAIN US FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain US federal income tax considerations generally applicable to US Holders (as defined below) who will receive cash in lieu of the JD.com Shares (the “Cash Distribution”) as described in the Distribution Announcement. This summary does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders, banks or other financial institutions, holders which are entities or arrangements treated as partnerships for US federal income tax purposes or investors therein or holders that actually or constructively through attribution own 10% or more of the total voting power or value of the Company’s outstanding equity.

This summary is based upon the US Internal Revenue Code of 1986, as amended (the “Code”), applicable US Treasury Regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date of this announcement, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service (the “IRS”) regarding the tax consequences described herein, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any US federal tax consequences other than US federal income tax consequences (such as the estate and gift tax or the Medicare tax on net investment income) and does not address US state or local or non-US tax consequences. It also does not address consequence relating to holders other than US Holders.

As used herein, the term “US Holder” means, for the purposes of the Distribution (as defined below), a beneficial owner of the Shares that is, for US federal income tax purposes, (i) an individual who is a citizen or resident of the US, (ii) a corporation or other entity taxable as a corporation created or organised under the laws of the US or any state thereof or therein or the District of Columbia, (iii) an estate the income of which is subject to US federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the US and the control of one or more United States persons as described in the Code section 7701(a)(30), or (b) that has a valid election in effect under applicable US Treasury Regulations to be treated as a “United States person”.

The discussion assumes that the Company is not, and has not been, a passive foreign investment company (“PFIC”) for US federal income tax purposes. A non-US company would be a PFIC for any taxable year if, after the application of certain look-through rules, either: (i) 75% or more of a company’s gross income for such year is “passive income” (as defined in the relevant provisions of the Code), or (ii) 50% or more of the value of a company’s assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income.

THE SUMMARY OF US FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE DISTRIBUTION (AS DEFINED BELOW), INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-US TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Cash to be received by a US Holder in lieu of the JD.com Shares on the date of the Cash Distribution with respect to the Shares, before reduction for foreign withholding taxes withheld therefrom (if any), generally will be included in the US Holder’s gross income as ordinary income from foreign sources, to the extent paid out of the Company’s current or accumulated earnings and profits (as determined for US federal income tax purposes). Any excess of such cash over the allocable earnings and profits will generally be treated as a non-taxable return of capital to the extent of the US Holder’s adjusted tax basis in the Shares and thereafter as capital gains. However, it is not expected that the Company will calculate its earnings and profits under US federal income tax principles. Therefore, US Holders should expect that the cash received upon the Cash Distribution will generally be treated as a dividend even if it would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Foreign withholding tax (if any) paid in respect of the Cash Distribution at the rate applicable to a US Holder (taking into account any applicable income tax treaty) will, subject to limitations and conditions, be treated as foreign income tax eligible for credit against such holder’s US federal income tax liability or, at such holder’s election, eligible for deduction in computing such holder’s US federal taxable income. The dividend income arising from the Cash Distribution generally will constitute foreign source income and passive category income for purposes of the foreign tax credit. The rules governing the treatment of foreign taxes imposed on a US Holder and foreign tax credits are complex, and US Holders should consult their tax advisors about the impact of these rules in their particular situations.

Dividends paid by a “qualified foreign corporation” may be “qualified dividend income”, which is taxed at the lower capital gains rate for certain non-corporate US Holders (including individuals), if certain conditions are met. A foreign corporation is generally considered a qualified foreign corporation if the shares on which the dividends are paid are readily tradable on an established securities market in the US or if the foreign corporation is eligible for benefits of a US income tax treaty meeting certain conditions. It is unclear if the Company would be considered a qualified foreign corporation for this purpose. Such dividend income may not qualify for dividends-received deduction for corporate US Holders.

Should any US Holder receives the JD.com Shares in connection with any actions contemplated in the Distribution Announcement (“Share Distribution”, together with the Cash Distribution, the “Distribution”), such Share Distribution is generally expected to be treated as a taxable distribution for US federal income tax purposes. Assuming such treatment is respected, the fair market value of the JD.com Shares received by a US Holder on the Share Certificate Dispatch Date, before reduction for foreign withholding taxes withheld therefrom (if any), generally will be included in the gross income of the US Holder under the same rules applicable to, and the resulting dividend income would be subject to the same treatment as, the Cash Distribution discussed above. US Holders’ initial tax basis in the JD.com Shares received or deemed to have been received upon the Share Distribution generally will equal the fair market value of the JD.com Shares on the Share Certificate Dispatch Date.

If JD.com is a PFIC, any US Holders holding the JD.com Shares will be subject to adverse US federal income tax consequences.

The Distribution may be subject to information reporting to the IRS and potentially backup withholding. Backup withholding will not apply, however, to a US Holder who furnishes a correct taxpayer identification number, makes other required certification and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the US Holder’s US federal income tax liability, provided that the required information is timely furnished to the IRS.

This announcement is not, and does not form part of, an offer to sell or solicitation of an offer to purchase or subscribe for any securities of JD.com in Hong Kong, the US or any other jurisdictions, and this announcement or any part hereof, shall not form the basis of, or be relied on in connection with, any investment decision relating to any securities of JD.com.

By Order of the Board
Ma Huateng
Chairman

25 March 2022

As at the date of this announcement, the directors of the Company are:

Executive Directors:

Ma Huateng and Lau Chi Ping Martin;

Non-Executive Directors:

Jacobus Petrus (Koos) Bekker and Charles St Leger Searle; and

Independent Non-Executive Directors:

Li Dong Sheng, Ian Charles Stone, Yang Siu Shun and Ke Yang.